Room 4561

	December 23, 2005

Mr. Francis J. Alfano
Chief Executive Officer
MTM Technologies, Inc.
850 Canal Street
Stamford, Connecticut 06902

Re:	MTM Technologies, Inc.
	Amendment No. 3 to Registration Statement on Form S-3 filed
December 12, 2005
	File No. 333-127587

Dear Mr. Alfano:

      We have reviewed your responses to the comments of our letter dated December 20, 2005 and have the following additional comment.

Sellling Securityholders, page 28

1. Pursuant to the disclosure requirements under Items 507 and 508 of
Regulation S-K, please revise this section to provide a materially complete discussion of the uncertainties under the federal securities law that resulted from the Pequot/Constellation purchase agreement transaction. Discuss how you sought to address these uncertainties by means of the subsequent waiver letter executed by your investors.
Please also briefly discuss the subsequent amendments to the purchase agreement and the applicability of the waiver to any rescission rights that may have accrued as a result of such amendments. It appears the waiver is material to the proposed distribution and that this waiver should be filed as an exhibit to the registration statement.


*              *              *              *


      As appropriate, please amend your registration statement, as necessary, in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact Sara
Kalin at (202) 551-3454 or me at (202) 551-3462.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	E. Ann Gill, Esq.
	Tammy Fudem, Esq.
	Thelen Reid & Priest LLP
	875 Third Avenue
	New York, New York 10022
	Telephone: (212) 603-2000
	Facsimile:  (212) 603-2001